December 2, 2009
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Stop 4631
Washington D.C. 20549
Attention: Mr. Rufus Decker

Re:	James Hardie Industries N.V.
File No. 1-15240
Form 20-F for the fiscal year ended March 31, 2009
Dear Mr. Decker:
     Transmitted herewith are the responses of James Hardie Industries N.V. (the “Company”) to the Staff’s comment letter dated November 4, 2009 (the “Comment Letter”), regarding the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2009 (the “20-F”). For ease of reference, the Company has reproduced the comments set forth in the Comment Letter, as numbered, in bold type before each of its responses below. Unless otherwise noted, page numbers included herein are page references to the Company’s 20-F, and capitalized terms used but not defined herein have the same meanings ascribed to such terms in the 20-F. Courtesy copies of this letter are being delivered to Jay Ingram, Jeanne Baker, Jessica Kane and Jeffrey Gordon.
Item 3 – Key Information, page 2
Selected Financial Data, page 2
1.	We note that you are excluding loss from discontinued operations, non-operating expenses and cumulative effect of change in accounting principle from EBITDA. Question l4 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 clearly states that EBITDA is defined as “earnings before interest, taxes, depreciation and amortization.” Earnings is intended to mean net income rather than income from continuing operations. To the extent EBITDA is not computed as commonly defined, please revise the title you use in future filings so that it conveys this. One choice may be to call it adjusted EBITDA.

We note the Staff’s comment and will revise the title to “Adjusted EBITDA” in our future filings to the extent EBITDA is not computed as commonly defined.

Mr. Rufus Decker
Securities and Exchange Commission

Item 4 – Information on the Company, page 24
History and Development of the Company, page 24
2.	In future filings, please disclose the legislation under which the Company operates. See Item 4.A.3 of Form 20-F.

We note the Staff’s comment seeking disclosure of the legislation under which the Company operates. We respectfully submit that the Company has disclosed in the 20-F the legislation under which it currently operates. Specifically, on page 24 of the 20-F, the Company states that it “operates under Dutch law.” Also, as disclosed on page 6 of the 20-F and in the Company’s Registration Statement on Form F-4 (File Number 333-160177) (the “F-4”), we are in the process of transforming the Company into a European Company (Societas Europaea (“SE”)) and transferring the Company’s corporate domicile from The Netherlands to Ireland (See page 7 of the F-4). If and when the Company’s corporate domicile is successfully transferred to Ireland, it will operate under Irish law. Until such time, the Company will continue to operate under Dutch law. Furthermore, upon transformation to an SE, the Company also will be subject to European Union Council Regulations and relevant European Union Directives in addition to Dutch or Irish law, as applicable.
Dependence on Trade Secrets and Research and Development, page 35
3.	In future filings, please disclose the extent to which the Company is dependent on patents or licenses; industrial, commercial or financial contracts; or new manufacturing processes. See Item 4.B.6 of Form 20-F.

We note the Staff’s comment seeking disclosure of the extent to which the Company is dependent on patents or licenses; industrial, commercial or financial contracts; or new manufacturing processes. As disclosed on pages 19, 20, 33, 35, 50 and 67 of the 20-F, the Company has a variety of patents and licenses; industrial, commercial and financial contracts; and manufacturing processes. The Company will include the following disclosure to clarify its dependence on patents, licenses; industrial, commercial or financial contracts; or new manufacturing processes in future filings on Form 20-F:
The Company has a variety of patents and licenses; industrial, commercial and financial contracts; and manufacturing processes. While the Company is dependent on the competitive advantage that these items provide as a whole, the Company is not dependent on any one of them individually and does not consider any one of them individually to be material.

Mr. Rufus Decker
Securities and Exchange Commission

Government Regulation, page 36
4.	In future filings, please clearly describe the material effects of government regulations on the Company’s business and identify the applicable regulatory body. See Item 4.B.8 of Form 20-F.

We note the Staff’s comment requesting that we clearly describe the material effects of government regulations on the Company’s business and identify the applicable regulatory body. Similar to many other multinational corporations that own assets, manufacture and sell products in numerous countries around the world, the Company is subject to many regulations in numerous jurisdictions, including, without limitation, the Dutch Authority Financial Markets, the Australian Securities Exchange (“ASX”), the Australian Securities and Investments Commission (“ASIC”), James Hardie (Civil Liability) Act 2005 (NSW), James Hardie (Civil Penalty Compensation Release) Act 2005 (NSW), James Hardie (Winding up and Administration) Act 2005 (NSW), the U.S. Securities and Exchange Commission (“SEC”), the New York Stock Exchange (“NYSE”), U.S. environmental regulations and U.S. health and safety regulations. Furthermore, upon transformation to an SE, the Company also will be subject to European Union Council regulations and relevant European Union Directives. While these regulations generally affect the Company’s business, none of them individually stands out as more material than any other government regulation. As noted above in our response to comment 2, if the Company is successful in transferring its corporate domicile to Ireland, the Company will become subject to a variety of Irish regulations (See page 36 of the F-4 for a summary of the features of Irish company law) and will describe, to the extent material, the Irish regulations to which the Company is subject in its next Form 20-F.
Item 5 – Operating and Financial Review and Prospects, page 50
Critical Accounting Policies, page 51
General
5.	You recorded impairment charges of $71.0 million for the year ended March 31, 2008. To the extent that any of your long-lived assets or asset groups have estimated fair values that are not substantially in excess of the carrying values and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholder’s equity, please provide the following disclosures in future filings:
•	The percentage by which fair value exceeds the carrying value as of the most-recent test;

•	A description of the assumptions that drive the estimated fair value;

Mr. Rufus Decker
Securities and Exchange Commission

•	A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions that materially deviate from your historical results, please include a discussion of these assumptions; and

•	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.
Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please show us in your supplemental response what the revisions will look like.

We note the Staff’s comment and, in future filings on Form 20-F, the Company will provide the disclosures indicated above, to the extent that any of our long-lived assets or asset groups have estimated fair values that are not substantially in excess of the carrying values and to the extent that the asset amounts, in the aggregate or individually, could materially impact our operating results or total shareholder’s equity. We supplementally advise the Staff that as of March 31, 2009, none of our long-lived assets or asset groups have estimated fair values that were not substantially in excess of the carrying values and accordingly, do not believe any revisions of the 20-F disclosure would be required in future filings in response to the Staff’s comment.
Results of Operations, page 54
6.	In future filings, please discuss in greater detail the business reasons for the changes between periods in gross profit of each of your segments. In doing so, please disclose the amount of each significant change between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change. For example, you should discuss the impact on gross profit that fluctuations in the cost of raw materials necessary to your business had as discussed on page 18. See Item 303(a)(3) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

We note the Staff’s comment seeking disclosure of the business reasons for the changes between periods in gross profit of each of our segments. We respectfully submit that the Company has disclosed, on page 56 of the 20-F, business reasons for the changes between periods and the business reasons for it.

However, based on the Staff’s comment, the Company will provide additional disclosure in our gross profit discussion in future filings (beginning with our third quarter ended December 31, 2009 results, which will be furnished via Form 6-K) to further explain the significant business reasons for changes in our gross profit in each segment.

Mr. Rufus Decker
Securities and Exchange Commission

The following is an example of what the revisions will look like based on the 20-F page 56 for our USA and Europe Fiber Cement segment:
USA and Europe Fiber Cement gross profit decreased 29% compared to fiscal year 2008 due to lower sales volume (21%) and higher average unit manufacturing costs (8%). The higher average unit manufacturing costs were the result of fixed costs being absorbed over significantly reduced volumes. The gross profit margin of our USA and Europe Fiber Cement business decreased 4.1 percentage points in fiscal year 2009.
Liquidity and Capital Resources, page 64
7.	Your disclosures indicate that you fund your working capital needs and capital expenditure requirements through a combination of cash flow from operations, proceeds from the divestiture of businesses, credit facilities and other borrowings, proceeds from the sale of PP&E, and proceeds from the redemption of investments. Please further enhance your disclosures in future filings to discuss significant changes in your expected sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources. In this regard, we note that significant cash flows from your credit facilities have been required to fund your working capital needs and capital expenditure requirements. We also note that net operating cash flows moved from a cash inflow to a cash outflow in fiscal year 2009. When there are significant changes in the sources and uses of cash such as the decrease in cash flow from operations, please advise how you determined that the sources will continue to be sufficient to meet your needs. Please show us in your supplemental response what the revisions will look like.

We note the Staff’s comment and will revise our future filings (beginning with our third quarter ended December 31, 2009 results, which will be furnished via Form 6-K) to discuss significant changes in our expected sources and uses of cash from period to period and the impact of these changes on our liquidity and capital resources. When there are significant changes in the sources and uses of cash, we will discuss how we determined that the sources will continue to be sufficient to meet our needs.

The following is an example of the additional disclosure that will be added in the Liquidity and Capital Resources section in our future filings:
During fiscal year 2009, there were two significant cash outflows which caused net operating cash flow to be negative: the payment to the AICF of $110.0 million and the ATO settlement payment of $101.6 million. These two significant cash outflows resulted in the need for cash to be provided by financing activities of $25.0 million,

Mr. Rufus Decker
Securities and Exchange Commission

which differed from fiscal years 2008 and 2007 where cash was used in financing activities, totalling $254.4 million and $136.4 million, respectively.

Historically, the Company has generated cash from operations, before accounting for unusual or discrete large cash outflows. Therefore, in years when the Company does not incur any unusual or discrete large cash outflows, similar to the ATO settlement in fiscal year 2009 and the deposit with the Australian Taxation Office in fiscal year 2007, the Company expects that net operating cash flows will be the primary source of liquidity to fund business activities. In years where cash flows from operations are insufficient to fund all business activities, the Company expects to rely more significantly on availability under credit facilities and other sources of working capital.
8.	We note your credit facility agreements contain covenants that require you to maintain certain ratios, among other restrictions. For each class of debt, please ensure that you clearly disclose in future filings the specific terms of any material debt covenants and whether you were in compliance with the covenants as of the reporting date. In addition, if it is reasonably likely that you will not be in compliance with any of your material debt covenants, please disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts. Please also consider showing the specific computations used to arrive at the actual ratios/amounts. See Sections I.D and 1V.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please show us in your supplemental response what the revisions will look like.

We note the Staff’s comment to clearly disclose the specific terms of any material debt covenants and whether we were in compliance with the covenants as of the reporting date. We respectfully submit that the Company has disclosed the terms of all material debt covenants on page 65 of the 20-F.

In addition, the Company determined at the reporting date that it was reasonably likely that it would be in compliance with our material debt covenants within at least the next 12 months. As a result, no additional disclosures were provided in the 20-F.

Mr. Rufus Decker
Securities and Exchange Commission

9.	Please expand your disclosure in future filings to discuss all material changes in your operating activities as depicted in your statement of cash flows, including the changes in accounts and notes receivable, inventories, and accounts payable and accrued liabilities. Please show us in your supplemental response what the revisions will look like.

We note the Staff’s comment and will revise our future filings (beginning with our third quarter ended December 31, 2009 results, which will be furnished via Form 6-K) to discuss all material changes in our operating activities as depicted in our statement of cash flows.

The following is an example of what our revised disclosure will look like:
Net operating cash moved from a cash inflow of $319.3 million in fiscal year 2008 to a cash outflow of $45.2 million in fiscal year 2009, primarily due to the ATO settlement payment of $101.6 million, the quarterly installment payments to the AICF totaling $110.0 million and the reduced contribution from the USA and Europe Fiber Cement business. Our net operating cash flow also was negatively impacted by changes in our operating assets and liabilities, primarily due to changes in our other accrued liabilities and other liabilities, asbestos liability and accounts receivable, which were partially offset by a decrease in our inventory primarily as a result of lower sales and a greater focus on reducing inventory days on hand in the USA and Europe Fiber Cement segment. See Note 14 to our notes to our consolidated financial statements included in Item 18 for more information on the ATO settlement.
Contractual Obligations, page 68
10.	Please revise your table of contractual obligations in future filings to include the following:
•	Estimated interest payments on your debt, and

•	Planned or required payments to fund pensions and other post-employment benefits
Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. Please show us in your supplemental response what the revisions will look like.

In future filings on Form 20-F, the Company will revise our contractual obligations table to include estimated interest payments on our debt. The Company did not include and

Mr. Rufus Decker
Securities and Exchange Commission

does not plan on including its post-employment benefit obligation in the contractual obligations table as the Company considers it to be immaterial. Please see our related response to comment 14 below for additional details related to our defined benefit plan.

The following is an example of what our revised disclosure will look like:
Contractual Obligations

The following table summarizes our contractual obligations at March 31, 2009:

	Payments Due
		During Fiscal Year Ending March 31,
(In millions)	Total	2010		2011 to 2012		2013 to 2014		Thereafter
Asbestos Liability (1)	$1,284.5	$	N/A	$	N/A	$	N/A	$	N/A
Long-Term Debt	230.7		—		230.7		—		—
Operating Leases	96.8		14.0		23.2		20.7		38.9
Interest (2)	XX.X		X.X		X.X		X.X		X.X
Purchase Obligations (3)	0.6		0.6		—		—		—

Total	$1,612.6		$14.6		$253.9		$20.7		$38.9

(1)	The amount of the asbestos liability reflects the terms of the Amended FFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMG Actuaries. The asbestos liability also includes an allowance for the future claims-handling costs of the AICF. The table above does not include a break down of payments due each year as such amounts are not reasonably estimable. See Item 3, “Key Information — Risk Factors,” Item 4, “Information on the Company — Commitment to Provide Funding on a Long-Term Basis in Respect of Asbestos-Related Liabilities of Former Subsidiaries” and Note 11 of our consolidated financial statements in Item 18 for further information regarding our future obligations under the Amended FFA.

(2)	Interest amounts are estimates based on gross debt remaining unchanged from the March 31, 2009 balance and interest rates remaining consistent with the fiscal year 2009 averages. Interest paid includes interest in relation to the Company’s debt facilities, as well as interest rate swap agreements. The interest on the Company’s debt facilities is variable based on a market rate and includes

Mr. Rufus Decker
Securities and Exchange Commission

margins agreed to with the various lending banks. The interest on the Company’s interest rate swaps is set at a fixed rate. There are several variables that can affect the amount of interest the Company may pay in future years, including: (i) new debt facilities with rates or margins different from historical rates; (ii) expiration of existing debt facilities resulting in a change in the average interest rate; (iii) fluctuations in the market interest rate; (iv) new interest rate swap agreements; and (v) expiration of existing interest rate swap agreements.

(3)	Purchase Obligations are defined as agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transactions.
Item 6 – Directors, Senior Management and Employees, page 69
11.	In future filings, please provide the information required by Item 6.C.2 of Form 20-F relating to the provision of benefits for directors upon termination of employment or an appropriate negative statement.

The Company has letters of appointment for each Supervisory Board member. However, the Company does not provide any benefits for our Supervisory Board directors upon termination of employment. In future filings on Form 20-F, we will provide an appropriate negative statement or the information required if we have such a provision.

The Company has disclosed details related to benefits upon termination for the Company’s Managing Board members (comprising of our Chief Executive Officer, Chief Financial Officer and General Counsel) and certain other senior executives on pages 91 to 95 of the 20-F.
Item 15 – Controls and Procedures, page 124
12.	Please disclose in future filings whether there have been any changes in your internal controls and procedures that occurred during the period covered by your annual report. Refer to paragraph (d) of Item 15 of Form 20-F.

We note the Staff’s comment and, in future filings on Form 20-F, we will disclose whether there have been any changes in our internal controls and procedures that occurred during the period covered by our annual report. We supplementally advise the Staff that in the annual period covered by the 20-F, there were no changes in our internal controls and procedures.

Mr. Rufus Decker
Securities and Exchange Commission

Item 18 – Financial Statements
General
13.	You disclose on page F-14 that you consider your interest in the AICF to be variable and you consolidate the AICF in accordance with FIN 46R. Please expand the notes to your financial statements in future filings to address the disclosure requirements set forth in paragraphs C4 and C5 of FSP FAS 140-4 and FIN 46(R)-8. Please show us in your supplemental response what the revisions will look like.

In future filings (beginning with our third quarter ended December 31, 2009 results, which will be furnished via Form 6-K), the Company will replace the AICF disclosure on page F-14 with the following:
In February 2007, the Company’s shareholders approved a proposal pursuant to which the Company provides long-term funding to the AICF. The Company owns 100% of the Performing Subsidiary that funds the AICF. Under the terms of the Amended FFA, the Performing Subsidiary has an obligation to make payments to the AICF on an annual basis, depending on our net operating cash flow. The amounts of these annual payments are dependent on several factors, including our free cash flow (defined as cash from operations in accordance with GAAP in force at the date of the Original FFA), actuarial estimations, actual claims paid, operating expenses of the AICF and the annual cash flow cap. JHI NV guarantees the Performing Subsidiary’s obligation. As a result, the Company considers it to be the primary beneficiary of the AICF.

The Company’s interest in the AICF is considered variable because the potential impact on the Company will vary based upon the annual actuarial assessments obtained by the AICF with respect to asbestos-related personal injury claims against the Former James Hardie Companies.

Although the Company has no legal ownership in the AICF, the Company consolidates the AICF due to its pecuniary and contractual interests in the AICF as a result of the funding arrangements outlined in the Amended FFA.

As of March 31, 2009, the Company has not provided financial or other support to the AICF that it was not previously contractually required to provide. Future funding for the AICF continues to be linked under the terms of the Amended FFA to our long-term

Mr. Rufus Decker
Securities and Exchange Commission

financial success, especially our ability to generate net operating cash flow.

The AICF has operating costs that are claims related and non-claims related. Claims related costs incurred by the AICF are treated as reductions to the accrued asbestos liability balances previously reflected in the consolidated balance sheets. Non-claims related operating costs incurred by the AICF are expensed as incurred in the line item Selling, general and administrative expenses in the consolidated statements of operations. The AICF earns interest on its cash and cash equivalents and on its short-term investments; these amounts are included in the line item Interest income in the consolidated statements of operations.

See Asbestos-Related Assets and Liabilities below and Note 11. Asbestos for further details on the related assets and liabilities recorded in the Company’s consolidated balance sheet under the terms of the Amended FFA.
14.	You disclose on page F-12 that you sponsor both defined benefit and defined contribution retirement plans for your employees. Please expand your disclosure in future filings to meet the requirements of paragraphs 7 and E1 of SFAS 158 regarding your defined benefit plans. In addition, please disclose the amount of cost recognized for defined contribution retirement plans for all periods presented as required by paragraph 11 of SFAS 132R. Please show us in your supplemental response what the revisions will look like.

We note the Staff’s comment and supplementally advise the Staff that the defined benefit plan is no longer offered to our employees. There are only eight people in this plan and the annual expense associated with this plan is less than 1% of normalized earnings for each of the past three years. The Company considers the expense related to this plan immaterial and thus, no additional disclosure was required to be included by the Company.

Beginning with the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2007, the Company no longer included the disclosure required by paragraph 11 of SFAS 132R for its defined contribution plans as the Company had determined that the expense related to these plans were immaterial for purposes of disclosure. We supplementally advise the Staff that the Company’s expense for its defined contribution plans totaled $7.0 million, $8.9 million and $8.2 million for the years ended March 31, 2009, 2008 and 2007, respectively.

Mr. Rufus Decker
Securities and Exchange Commission

15.	We note your disclosure on page 39 that you suspended production at two of your plants in November 2008 and December 2008. As such, please tell us whether you determined that this was a triggering event that would require you to test long-lived assets for recoverability. If you concluded that this was not a triggering event, please elaborate. See paragraph 8 of SFAS 144.

We note the Staff’s comment and supplementally advise the Staff that we determined that this was a triggering event under paragraph 8 of SFAS 144 that required us to test our long-lived assets for recoverability. As a result of this testing, the Company determined that no impairment reserve was required as the fair market value of these two plants was substantially above the carrying value.
Note 2 – Summary of Significant Accounting Policies, page F-9
General
16.	Please disclose in future filings the line item(s) in which you include depreciation and amortization. If you do not allocate a portion of your depreciation and amortization to cost of goods sold, please also revise your presentation to comply with SAB Topic 11:B, which would include revising the cost of goods sold title and removing any references in the filing to gross profit. Please show us in your supplemental response what the revisions will look like.

Beginning with the Company’s second quarter ended September 30, 2009 consolidated financial statements, which were furnished via Form 6-K on November 25, 2009 (the “6-K”), the Company added the following disclosure related to depreciation and amortization. This disclosure will continue to be included in future filings.
Depreciation and Amortization

The Company records depreciation and amortization under both cost of goods sold and selling, general and administrative expenses, depending on the asset’s business use. All depreciation and amortization related to plant buildings, machinery and equipment is recorded in cost of goods sold.

Mr. Rufus Decker
Securities and Exchange Commission

Restricted Cash and Cash Equivalents, page F-9 and Restricted Cash and Cash Equivalents Asbestos, F-19
17.	Please expand your disclosure in future filings to discuss the restrictions on restricted cash and cash equivalents, including the length of time the cash is restricted, and tell us what consideration you gave to presenting restricted cash as a non-current asset on the face of your balance sheets. Please show us in your supplemental response what the revisions will look like.

In future filings on Form 20-F, the disclosure for Restricted Cash and Cash Equivalents on page F-9 will be enhanced as follows:
Restricted Cash and Cash Equivalents

Restricted cash and cash equivalents relate to amounts subject to letters of credit with insurance companies which restrict the cash from use for general corporate purposes.
In future filings (beginning with our third quarter ended December 31, 2009 results, which will be furnished via Form 6-K), the Company will classify its restricted cash between current and non-current amounts in its consolidated balance sheets based on the current and non-current classification of its estimated claims liability, since the letters of credit are in place for the purpose of paying current claims liabilities. Had the Company classified its restricted cash on this basis in the 20-F, the restricted cash balances would have been as follows:

	March 31
	2009	2008

Restricted cash and cash equivalents — current	0.3	1.5
Restricted cash and cash equivalents — non-current	5.0	3.5
Beginning with the Company’s second quarter ended September 30, 2009 consolidated financial statements, which were furnished via the 6-K, the disclosure on page F-15 for Restricted Cash and Cash Equivalents related to Asbestos was enhanced as follows. This disclosure will continue to be included in future filings.
Restricted Cash and Cash Equivalents

Cash and cash equivalents of the AICF are reflected as restricted assets, as the use of these assets is restricted to the settlement of asbestos claims and payment of the operating costs of the AICF. The Company classifies these amounts as a current asset on the face of the consolidated balance sheet since they are highly liquid.

Mr. Rufus Decker
Securities and Exchange Commission

Earnings Per Share, page F-13
18.	Please disclose in future filings how you are treating the restricted shares you have issued in computing both your basic and diluted earnings per share. Your disclosure should enable a reader to understand how you treat both vested and unvested restricted shares for basic EPS and for diluted EPS. If applicable, please separately disclose how you treat unvested shares that vest based solely on continued employment, as well as those that vest subject to conditions. See paragraphs 10 and 13 of SFAS 128. Please show us in your supplemental response what the revisions will look like.

Beginning with the Company’s second quarter ended September 30, 2009 consolidated financial statements, which were furnished via the 6-K, the following additional disclosure was included. This disclosure will continue to be included in future filings.
Unless antidilutive, restricted stock units (“RSUs”) which vest solely based on continued employment are considered to be outstanding as of their issuance date for purposes of computing diluted EPS and are included in the calculation of diluted EPS using the Treasury Method. Once these RSUs vest, they are included in the basic EPS calculation on a weighted-average basis.

RSUs which vest based on performance or market conditions are considered contingent shares. At each reporting date prior to the end of the contingency period, the Company determines the number of contingently issuable shares to include in diluted EPS, as the number of shares that would be issuable under the terms of the RSU arrangement, if the end of the reporting period were the end of the contingency period. Once these RSUs vest, they are included in the basic EPS calculation on a weighted-average basis.
Note 10 – Product Warranties, page F-22
19.	Please enhance your disclosure in future filings to present a summary of the warranty liability activity for the most recent three years rather than two years. Refer to paragraph 14 of FIN 45.

In future filings on Form 20-F, we will enhance our disclosure to present a summary of the warranty liability activity for the most recent three years rather than two years.

Mr. Rufus Decker
Securities and Exchange Commission

Note 13 – Commitment and Contingencies, page F-29
20.	You disclose on page 14 that you entered into an indemnity agreement in connection with the sale of your former United States gypsum wallboard manufacturing facilities in April 2002. Please consider disclosing in future filings the nature of this indemnity agreement, as well as any other material indemnity agreements you have entered into, within your commitments and contingencies footnote.

As of March 31, 2009, we were not aware of any asbestos-related claims arising from the U.S. gypsum wallboard manufacturing facilities since the sale in April 2002. As a result, we did not include the gypsum indemnity agreement in Note 13 on page F-29 of the 20-F. This indemnity is, however, disclosed in risk factors section under Item 3 (page 14) and in the Material Contracts section under Item 10 (page 115-116) of the 20-F. In future filings on Form 20-F, we will consider disclosing the nature of the gypsum indemnity agreement if we anticipate or become aware of any asbestos-related claims arising from this indemnity, as well as any other material indemnity agreements we have entered into, within our commitments and contingencies footnote.
Note 14 – Income Taxes, page F-32
21.	Given your disclosure on page 9 that you may not have sufficient Australian taxable income in future years to utilize the tax deductions resulting from the funding payments under the Amended FFA to the AICF, please enhance your disclosure in future filings to discuss the positive and negative evidence you considered in reaching your conclusion that a valuation allowance was not necessary for a significant portion of your deferred tax assets as of March 31, 2009. Refer to paragraphs 20 to 25 of SFAS 109. Show us in your supplemental response what the revisions will look like.

In future filings on Form 20-F, the disclosure on page F-33 will be enhanced as follows:
In determining the need for and the amount of a valuation allowance in respect of the Company’s asbestos related deferred tax asset, management reviewed the relevant empirical evidence, including the current and past core earnings of the Australian business and forecast earnings of the Australian business considering current trends. Although realization of the deferred tax asset will occur over the life of the Amended FFA, which extends beyond our forecast period for the Australian business, Australia provides an unlimited carryforward period for tax losses. Based upon managements’ review, the Company believes that it is more likely than not that the Company will realize its asbestos related deferred tax asset and that no valuation allowance is necessary as of March 31, 2009. Later, based on review of the empirical evidence by management at that

Mr. Rufus Decker
Securities and Exchange Commission

time, if management determines that realization of its asbestos related deferred tax asset is not more likely than not, the Company may need to provide a valuation allowance to reduce the carrying value of the asbestos related deferred tax asset to its realizable value.
*  *  *  *
     You may call the undersigned with any questions or comments you may have regarding this letter at 31 20 301 6794. In addition, please send all written correspondence directly to the undersigned, with copies to James J. Moloney of Gibson, Dunn & Crutcher LLP, 3161 Michelson Drive, 12th Floor, Irvine, California 92612, facsimile (949) 475-4756.

Very truly yours,

/s/ Russell Chenu
Russell Chenu
Chief Financial Officer

Mr. Rufus Decker
Securities and Exchange Commission

cc:	James Hardie Industries N.V.
Louis Gries, Chief Executive Officer
Robert Cox, General Counsel
Michael Volk, Corporate Financial Controller
Michael Hammes, Chairman of the Joint and Supervisory Boards
Brian Anderson, Chairman of the Audit Committee

Securities and Exchange Commission
Jay Ingram
Jeanne Baker
Jessica Kane
Jeffrey Gordon

Ernst & Young
John Faulkner

PricewaterhouseCoopers LLP
Shaun Matthews

Gibson, Dunn & Crutcher LLP
Mark W. Shurtleff
James J. Moloney

EXHIBIT A
I, Russell Chenu, Chief Financial Officer of James Hardie Industries N.V. (the “Company”), do hereby acknowledge that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: December 2, 2009

/s/ Russell Chenu
Russell Chenu
Chief Financial Officer